SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:
2020FY Q1 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 26, 2019

Jaguar Land Rover Automotive plc

Interim Report

For the three month period ended

30 June 2019

Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 3 on page 14 defines a series of alternative performance measures

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings (as disclosed in note 17 to the condensed consolidated financial statements).

Q1 FY20	3 months ending 30 June 2019

Q1 FY19	3 months ended 30 June 2018

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Continued challenging market conditions with lower sales in China and other regions as well as higher marketing and warranty costs resulted in a weaker first quarter, as expected, for Jaguar Land Rover with revenue of £5.1 billion and a loss before tax of £395 million.

Key metrics for Q1 FY20 results, compared to Q1 FY19, are as follows:

•	Retail sales of 128.6k units (including the China JV), down 11.6%

•	Wholesales of 118.6k units (including the China JV), down 9.9%

•	Revenue of £5.1 billion, down from £5.2 billion

•	Loss before tax £395 million (including £12 million one-time separation costs), compared to a pre-tax loss before of £264 million for the same period a year ago

•	Loss after tax of £402 million, compared to an after tax loss of £210 million for the same period a year ago

•	The Adjusted EBITDA margin was 4.2% and the Adjusted EBIT margin was (5.5)%

•

Free cash flow was negative £719 million after total investment spending of £795 million and £204 million of working capital outflows (after £305 million from utilizing a new receivables financing facility). The free cash flow improved by £954 million compare to the negative £1.7 billion in Q1 FY19

Market environment

•	China’s GDP growth slowed in Q1 FY20 with automotive industry sales down 14.3% year on year as continuing trade tensions with the US weigh on the economy.

•	US economic growth softened in Q1 FY20 with the US Federal Reserve expected to cut interest rates. Automotive industry sales declined slightly year on year (1.2%).

•

UK GDP weakened in Q1 FY20 as the uncertainty around Brexit continues with the Pound at 2 year lows against the US Dollar. Auto industry sales remain weak and were down 4.6% year on year, with diesel sales also down (16.7%).

•	Growth in Europe continued to slow in Q1 FY20 as a result of continuing trade conflicts, Brexit, slowing global GDP and political uncertainty. Auto industry sales declined 1.9% year on year.

Total automotive industry car volumes (units)

	Q1 FY20	Q1 FY19	Change (%)
China	4,864,400	5,678,000	(14.3)%
Europe (excluding UK)	2,947,655	3,006,115	(1.9)%
UK	568,209	595,505	(4.6)%
US	4,429,397	4,483,755	(1.2)%
Other markets	3,236,613	3,379,111	(4.2)%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q1 FY20 sales volumes year-on-year performance

Total retail sales were 128,615 units, down 11.6%, reflecting weaker market conditions with sales in all regions down with the exception of the UK (up 2.6%). China retails were down 29.2% in Q1 year on year but encouragingly June sales were up 23% compared to May. Retail sales were down 19.6% in Overseas markets (primarily in South Korea), 9.3% lower in Europe and 0.6% in North America. By model, sales were up for the new all electric Jaguar I-PACE (4.4k units), the Jaguar XJ and the new Evoque which is still in launch roll out at the same time the old model is running out. Sales of other models were down reflecting the generally weaker industry volumes, primarily XF (-4.9k units), Discovery Sport (-3.8k units) and F-PACE (-2.7k units).

Wholesales (including the China JV) totalled 118,550 units, down 9.9%. By region, wholesales were down in China (26.8%), Overseas (22.2%), North America (5.7%) and Europe (3.1%) but significantly higher in the UK (14.8%).

Jaguar Land Rover’s Q1 FY20 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q1 FY20	Q1 FY19	Change (%)
UK	27,065	26,386	2.6%
North America	30,691	30,886	(0.6%)
Europe	28,214	31,104	(9.3%)
China[1]	24,324	34,358	(29.2%)
Overseas	18,321	22,776	(19.6%)

Total JLR	128,615	145,510	(11.6%)

F-PACE	10,379	13,038	(20.4%)
I-PACE	4,634	195	>99%
E-PACE[1]	10,403	11,314	(8.1%)
F-TYPE	1,916	2,065	(7.2%)
XE1	7,456	8,091	(7.8%)
XF1	3,186	8,047	(60.4%)
XJ	1,566	1,374	14.0%

Jaguar[1]	39,540	44,124	(10.4%)

Discovery Sport[1]	20,384	24,194	(15.7%)
Discovery	8,576	10,902	(21.3%)
Range Rover Evoque[1]	17,011	17,010	0.0%
Range Rover Velar	13,720	15,626	(12.2%)
Range Rover Sport	18,300	20,354	(10.1%)
Range Rover	11,082	13,300	(16.7%)
Discontinued Models	2	—	n/a

Land Rover[1]	89,075	101,386	(12.1%)

Total JLR	128,615	145,510	(11.6%)

[1]

China JV retail volume in Q1 FY20 was 14,178 units (6,979 units of Discovery Sport, 700 units of Evoque, 1,149 units of Jaguar XFL, 4,329 units of Jaguar XEL and 1,021 units of Jaguar E-PACE). China JV retail volume in Q1 FY19 was 21,181 units (9,635 units of Discovery Sport, 3,316 units of Evoque, 4,468 units of Jaguar XFL and 3,762 units of Jaguar XEL)

Q1 FY20 revenue and profits

For the quarter ended 30 June 2019, revenue was £5.1 billion with a loss before tax of £395 million, down from a loss before tax of £264 million in Q1 FY19, primarily reflecting:

•	13.0k units of lower wholesales (-£141 million), primarily in China and Overseas

•	Higher incentive spending (£-103 million), primarily run out of Evoque, Discovery Sport and XJ

•	Higher warranty costs (-£125 million), powertrain quality campaign for selected 2010-2017 model year vehicles, warranty reserve adjustments and software over the air customer upgrade programme

•	Exceptional redundancy costs (-£12 million)

•	Lower structural costs (£128 million), including Charge savings and lower D&A

•	Favourable FX net of unrealised commodities (£138 million)

The loss after tax was £402 million, compared to a loss after tax of £210 million in Q1 FY20.

Adjusted EBITDA was £213 million (4.2% margin) compared to £324 million (6.2% margin) in Q1 last year. The loss before interest and tax (Adjusted EBIT) was £(278) million (-5.5% margin) compared to £(195) million (3.7% margin) in Q1 FY19.

Cash flow, liquidity and capital resources

Q1 FY20 free cash flow was negative £719 million after £795 million of total investment spending and £204 million of working capital outflows (including £305 million drawn under a new receivables financing facility). The free cash outflow in Q1 FY20 represented a £954 million improvement on Q1 FY19, reflecting £756 million improvement in working capital and lower investment spending of £271 million. Of the investment spending £712 million was capitalised and £83 million was expensed through the income statement.

Cash and financial deposits at 30 June 2019 stood at £2.9 billion (comprising £2.0 billion of cash and cash equivalents and £0.9 billion of short term deposits and other investments) after the £719 million free cash outflow, £114 million repayment of a previous receivables financing facility and £12 million repayment of lease obligations (IFRS 16). The cash and financial deposits include an amount of £596 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 June 2019, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, which combined with total cash of £2.9 billion resulted in total liquidity of £4.9 billion.

Debt

At 30 June 2019, debt totalled £5.1 billion, including £534 million of leases added to debt as a result of the adoption of IFRS 16 (leases now accounted as debt totalled £573 million including £39 million of leases previously accounted as debt). The following table shows details of the Company’s financing arrangements as at 30 June 2019:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount
£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
£300m 2.750% Senior Notes due Jan 2021	300	300	—
$500m 5.625% Senior Notes due Feb 2023*	395	395	—
$500m 4.250% Senior Notes due Nov 2019**	395	395	—
$500m 3.500% Senior Notes due Mar 2020**	395	395	—
$500m 4.500% Senior Notes due Oct 2027	395	395	—
€650m 2.200% Senior Notes due Jan 2024	583	583	—
€500m 4.500% Senior Notes due Jan 2026	448	448	—
$200m Syndicated Loan due Oct 2022	158	158	—
$800m Syndicated Loan due Jan 2025	631	631	—
Revolving 5 year credit facility	1,935	—	1,935
Finance lease obligations	573	573	—

Subtotal	7,008	5,073	1,935

Prepaid costs	—	(32)	—
Fair value adjustments****	—	27	—

Total	7,008	5,068	1,935

*

Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.

**	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes
****	Lease obligations are now accounted for as debt with the adoption of IFRS 16

On 15 July 2019 UK Export Finance (UKEF), the UK’s export credit agency, announced a £500 million guarantee for a planned £625 million loan facility from commercial banks expected to be completed in the coming months. The financing arrangement will support Jaguar Land Rover’s continued investment into research and development of the design and manufacture of next generation electric vehicles and future mobility solutions.

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 70-73 of the Annual Report 2018-19 of the Group (available at www.jaguarlandrover.com) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2018-19 are competitive business efficiency, global economic and geopolitical environment, brand positioning, environmental regulations and compliance, diesel uncertainty, unethical and prohibited business practices, IT systems and security, rapid technology change, human capital and product liability and recalls.

Acquisitions and disposals

There were no material acquisitions or disposals in Q1 FY20.

Off-balance sheet financial arrangements

In Q1 FY20 Jaguar Land Rover Limited (a subsidiary of the Company) utilized £305 million equivalent of a new $700 million receivables financing facility signed in March 2019.

Post balance sheet items

There were no material post balance sheet items in Q1 FY20.

Related party transactions

Related party transactions for Q1 FY20 are disclosed in note 25 to the condensed consolidated financial statements disclosed on page 28 of this Interim Report. There have been no material changes in the related party transactions described in the latest annual report.

Employees

At the end of Q1 FY20, Jaguar Land Rover employed 39,269 people worldwide, including agency personnel, compared to 43,116 at the end of Q1 FY19. On 20 May 2019 Kenneth Gregor announced his intention to step down as Chief Financial Officer of Jaguar Land Rover, effective 1 June 2019, and has been succeeded by Adrian Mardell.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director
Natarajan Chandrasekaran	Chairman	2017
Professor Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012
Mr P B Balaji	Director	2017
Hanne Sorensen	Director	2018

Condensed Consolidated Income Statement

		Three months ended
(£ millions)	Note	30 June 2019	30 June 2018
Revenue	5	5,074	5,222
Material and other cost of sales		(3,281)	(3,366)
Employee costs*	4	(656)	(733)
Other expenses		(1,318)	(1,270)
Exceptional items	4	(12)	—
Engineering costs capitalised	6	339	426
Other income		26	57
Depreciation and amortisation		(463)	(549)
Foreign exchange loss and fair value adjustments		(41)	(70)
Finance income	7	14	10
Finance expense (net)	7	(49)	(21)
Share of (loss)/profit of equity accounted investments		(28)	30

Loss before tax		(395)	(264)

Income tax (charge)/credit	12	(7)	54

Loss for the period		(402)	(210)

Attributable to:
Owners of the Company		(403)	(211)
Non-controlling interests		1	1

*	‘Employee costs’ exclude the exceptional item explained in note 4.

The notes on pages 12 to 28 are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended
(£ millions)	30 June 2019	30 June 2018
Loss for the period	(402)	(210)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(44)	305
Gain on effective cash flow hedges of inventory	204	19
Income tax related to items that will not be reclassified	(26)	(58)

	134	266

Items that may be reclassified subsequently to profit or loss:
Loss on cash flow hedges (net)	(125)	(269)
Currency translation differences	27	12
Income tax related to items that may be reclassified	15	51

	(83)	(206)

Other comprehensive income net of tax	51	60

Total comprehensive expense attributable to shareholders	(351)	(150)

Attributable to:
Owners of the Company	(352)	(151)
Non-controlling interests	1	1

The notes on pages 12 to 28 are an integral part of these consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 June 2019	31 March 2019	30 June 2018 restated*
Non-current assets
Investments		517	546	532
Other financial assets	9	221	170	302
Property, plant and equipment	13	6,630	6,492	7,486
Intangible assets	13	5,797	5,627	6,921
Right-of-use assets		613	—	—
Other non-current assets	11	33	83	113
Deferred tax assets		552	512	461

Total non-current assets		14,363	13,430	15,815

Current assets
Cash and cash equivalents		2,045	2,747	1,294
Short-term deposits and other investments		885	1,028	1,498
Trade receivables		820	1,362	1,182
Other financial assets	9	361	314	449
Inventories	10	3,756	3,608	4,052
Other current assets	11	623	570	688
Current tax assets		10	10	20

Total current assets		8,500	9,639	9,183

Total assets		22,863	23,069	24,998

Current liabilities
Accounts payable		6,655	7,083	6,336
Short-term borrowings	17	788	881	733
Other financial liabilities	14	1,163	1,042	1,252
Provisions	15	990	988	766
Other current liabilities	16	611	664	579
Current tax liabilities		91	94	124

Total current liabilities		10,298	10,752	9,790

Non-current liabilities
Long-term borrowings	17	3,707	3,599	3,162
Other financial liabilities	14	747	310	359
Provisions	15	1,206	1,140	1,047
Retirement benefit obligation	21	704	667	109
Other non-current liabilities	16	510	521	470
Deferred tax liabilities		106	101	524

Total non-current liabilities		6,980	6,338	5,671

Total liabilities		17,278	17,090	15,461

Equity attributable to shareholder
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	19	3,910	4,305	7,863

Equity attributable to shareholder		5,578	5,973	9,531

Non-controlling interests		7	6	6

Total equity		5,585	5,979	9,537

Total liabilities and equity		22,863	23,069	24,998

*	See note 2 for details of the restatement due to changes in accounting policies

The notes on pages 12 to 28 are an integral part of these consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 25 July 2019.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2019	1,501	167	4,305	5,973	6	5,979
Adjustment on initial application of IFRS 16 (net of tax)	—	—	(22)	(22)	—	(22)

Adjusted balance at 1 April 2019	1,501	167	4,283	5,951	6	5,957

(Loss)/profit for the period	—	—	(403)	(403)	1	(402)
Other comprehensive income for the period	—	—	51	51	—	51

Total comprehensive (expense)/income	—	—	(352)	(352)	1	(351)

Amounts removed from hedge reserve and recognised in inventory	—	—	(26)	(26)	—	(26)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	5	5	—	5

Balance at 30 June 2019	1,501	167	3,910	5,578	7	5,585

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2018	1,501	167	8,308	9,976	8	9,984
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax) restated*	—	—	(32)	(32)	—	(32)

Adjusted balance at 1 April 2018 restated*	1,501	167	8,276	9,944	8	9,952

(Loss)/profit for the period	—	—	(211)	(211)	1	(210)
Other comprehensive income for the period	—	—	60	60	—	60

Total comprehensive (expense)/income	—	—	(151)	(151)	1	(150)

Amounts removed from hedge reserve and recognised in inventory	—	—	(46)	(46)	—	(46)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	9	9	—	9
Distribution to non-controlling interest	—	—	—	—	(3)	(3)
Dividend	—	—	(225)	(225)	—	(225)

Balance at 30 June 2018 restated*	1,501	167	7,863	9,531	6	9,537

*	See note 2 for details of the restatement due to changes in accounting policies

The notes on pages 12 to 28 are an integral part of these consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended
(£ millions)	Note	30 June 2019	30 June 2018
Cash flows used in operating activities
Cash used in operations	24	(50)	(698)
Dividends received		—	22
Income tax paid		(35)	(82)

Net cash used in operating activities		(85)	(758)

Cash flows used in investing activities
Purchases of other investments		(2)	—
Investment in other restricted deposits		(3)	(3)
Redemption of other restricted deposits		10	12
Movements in other restricted deposits		7	9
Investment in short-term deposits and other investments		(609)	(648)
Redemption of short-term deposits and other investments		804	1,230
Movements in short-term deposits and other investments		195	582
Purchases of property, plant and equipment		(301)	(435)
Net cash outflow relating to intangible asset expenditure		(409)	(532)
Finance income received		15	10

Net cash used in investing activities		(495)	(366)

Cash flows used in financing activities
Finance expenses and fees paid		(36)	(31)
Proceeds from issuance of short-term borrowings		—	197
Repayment of short-term borrowings		(114)	(163)
Payments of lease obligations		(12)	(1)
Dividends paid		—	(225)

Net cash used in financing activities		(162)	(223)

Net decrease in cash and cash equivalents		(742)	(1,347)
Cash and cash equivalents at beginning of period		2,747	2,626
Effect of foreign exchange on cash and cash equivalents		40	15

Cash and cash equivalents at end of period		2,045	1,294

The notes on pages 12 to 28 are an integral part of these consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). The balance sheet and accompanying notes as at 30 June 2018 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 18.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2019, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2019.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2019, as described in those financial statements except as described below.

Change in accounting policies

The Group has had to change its accounting policy and make modified retrospective adjustments as a result of adopting IFRS 16 ‘Leases’. The impact of the adoption of this standards and the new accounting policies are disclosed in note 2.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2019.

2	Change in accounting policies

This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements which has been applied from 1 April 2019 and an additional transition adjustment and corresponding restatement of the Group’s balance sheet at 30 June 2018 on adoption of IFRS 15 Revenue from contracts with customers from 1 April 2018.

IFRS 16 Leases is effective for the year beginning 1 April 2019 for the Group. This standard replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases—Incentives and SIC 27 Evaluating the Substance of the Transactions Involving the Legal Form of a Lease interpretations. Under IFRS 16, lessee accounting is based on a single model, resulting from the elimination of the distinction between operating and finance leases. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised.

The Group has elected to apply the exemptions for leases with a lease term of 12 months or less (short-term leases) and for leases for which the underlying asset is of low value. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or using another systematic basis.

The Group is applying the modified retrospective approach on transition under which the comparative financial statements will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity at 1 April 2019

Notes (forming part of the condensed consolidated interim financial statements)

2	Change in accounting policies (continued)

The Group has elected to use the following practical expedients permitted by the Standard:

•	On initial application, IFRS 16 has only been applied to contracts that were previously classified as leases under IFRIC 4;

•

Regardless of the original lease term, lease arrangements with a remaining duration of less than 12 months will continue to be expensed to the income statement on a straight line basis over the lease term;

•	Short-term and low value leases will be exempt;

•	The lease term has been determined with the use of hindsight where the contract contains options to extend or terminate the lease;

•	The discount rate applied as at transition date is the incremental borrowing rate corresponding to the remaining lease term;

•	The measurement of a right-of-use asset excludes the initial direct costs at the date of initial application.

The impact of the first-time application of IFRS 16 as at 1 April 2019 is the recognition of right-of-use assets of £548 million and lease liabilities of £499 million. As at the date of initial application, there is a £22 million reduction in net assets (net of tax).

IFRS 15 Revenue from contracts with customers was effective for the year beginning 1 April 2018 for the Group. The Group applied the modified retrospective application approach, which allowed the Group to recognise the cumulative effect of applying the new standard at the date of application with no restatement of the comparative periods.

During the three month period ended 31 March 2019, the Group re-assessed the impact of IFRS 15 on accounting for the cost of providing warranties to customers and determined that a proportion of service-type obligations should be recognised as a contract liability on a stand-alone selling price basis instead of as a warranty provision. In the interim financial statements for the three months ended 30 June 2018, these obligations were recognised as a cost provision in accordance with IAS 37.

The impact of this re-assessment on the balance sheet as at 1 April 2018 on transition to IFRS 15 is as follows:

(£ millions)	Opening balance	Adjustment on initial application of IFRS 15	Adjusted opening balance
Other current liabilities	547	6	553
Other non-current liabilities	454	14	468
Provisions (current)	758	(4)	754
Provisions (non-current)	1,055	(11)	1,044
Other reserves	8,308	(5)	8,303

In order to provide comparability of these financial statements with the Group’s Annual Report for the year ended 31 March 2019, the comparative balances as at 30 June 2018 have been restated to account for these provisions as contract liabilities in accordance with IFRS 15.

The impact of this re-assessment on the balance sheet as at 30 June 2018 is as follows:

(£ millions)	30 June 2018 as reported	Impact of adjusted application of IFRS 15	30 June 2018 restated
Other current liabilities	573	6	579
Other non-current liabilities	456	14	470
Provisions (current)	770	(4)	766
Provisions (non-current)	1,058	(11)	1,047
Other reserves	7,868	(5)	7,863

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition

Adjusted EBITDA	Adjusted EBITDA is defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Loss before tax and exceptional items	Loss before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 24. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Notes (forming part of the condensed consolidated interim financial statements)

3.	Alternative Performance Measures (continued)

During the three month period ended 30 June 2019, the definition of ‘Free cash flow’ was amended to exclude capital payments in relation to lease obligations. Following the adoption of IFRS 16, the Group considers that the amended APM better reflects the operating cash performance of the Group. Free cash flow for the three month period ended 30 June 2018 prior to the change was £(1,674) million.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Reconciliations between these alternative performance measures and statutory reported measures are shown on the next pages.

Adjusted EBIT and Adjusted EBITDA

		Three months ended
(£ millions)	Note	30 June 2019	30 June 2018
Adjusted EBITDA		213	324
Depreciation and amortisation		(463)	(549)
Share of (loss)/profit from equity accounted investments		(28)	30

Adjusted EBIT		(278)	(195)

Foreign exchange gain/(loss) on derivatives		11	(10)
Unrealised (loss)/gain on commodities		(26)	1
Foreign exchange loss and fair value adjustments on loans		(69)	(53)
Foreign exchange gain on economic hedges of loans		20	3
Finance income	7	14	10
Finance expense (net)	7	(49)	(21)
Fair value (loss)/gain on equity investments		(6)	1

Loss before tax and exceptional items		(383)	(264)

Exceptional items		(12)	—

Loss before tax		(395)	(264)

Free cash flow

	Three months ended
(£ millions)	30 June 2019	30 June 2018
Net cash used in operating activities	(85)	(758)
Net cash used in investing activities	(495)	(366)

Net cash used in operating and investing activities	(580)	(1,124)

Finance expenses and fees paid	(36)	(31)
Adjustments for
Movements in short-term deposits	(195)	(582)
Foreign exchange gain on short term deposits	52	49
Effect of foreign exchange on cash and cash equivalents	40	15

Free cash flow	(719)	(1,673)

Notes (forming part of the condensed consolidated interim financial statements)

Total product and other investment

		Three months ended
(£millions)	Note	30 June 2019	30 June 2018
Purchases of property, plant and equipment		301	435
Net cash outflow relating to intangible asset expenditure		409	532
Research and development expensed	6	83	99
Purchases of other investments		2	—

Total product and other investment		795	1,066

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018
Cash and cash equivalents	2,045	2,747	1,294
Short-term deposits and other investments	885	1,028	1,498

Total cash and cash equivalents, deposits and investments	2,930	3,775	2,792

Available liquidity

As at (£ millions)	Note	30 June 2019	31 March 2019	30 June 2018
Cash and cash equivalents		2,045	2,747	1,294
Short-term deposits and other investments		885	1,028	1,498
Committed undrawn credit facilities	17	1,935	1,935	1,935

Available liquidity		4,865	5,710	4,727

Retails and wholesales

	Three months ended
Units	30 June 2019	30 June 2018
Retail sales	128,615	145,510
Wholesales*	104,190	108,788

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q1 FY20: 14,360, Q1 FY19: 22,775 units.

4	Exceptional items

The exceptional item recognised in the three months ended 30 June 2019 comprised additional restructuring costs of £12 million relating to the Group restructuring programme that was announced and commenced during the year ended 31 March 2019.

The table below sets out the exceptional item recorded in the period and the impact on the consolidated income statement if this item was not disclosed separately as an exceptional item.

Three months ended 30 June 2019 (€ millions)	Employee costs
As reported	656
Impact of:
Restructuring costs	12

Including exceptional items	668

Notes (forming part of the condensed consolidated interim financial statements)

5	Disaggregation of revenue

The table below provides a further breakdown of the revenue from continuing operations:

	Three months ended
(€ millions)	30 June 2019	30 June 2018
Revenue recognised for sales of vehicles, parts and accessories	4,968	5,135
Revenue recognised for services transferred	74	56
Revenue - other	194	303

Total revenue excluding realised revenue hedges	5,236	5,494

Realised revenue hedges	(162)	(272)

Total revenue	5,074	5,222

6	Research and development

	Three months ended
(€ millions)	30 June 2019	30 June 2018
Total research and development costs incurred	422	525
Research and development expensed	(83)	(99)

Engineering costs capitalised	339	426

Interest capitalised in engineering costs capitalised	23	24
Research and development grants capitalised	(3)	(29)

Total internally developed intangible additions	359	421

7	Finance income and expense

	Three months ended
(€ millions)	30 June 2019	30 June 2018
Finance income	14	10

Total finance income	14	10

Total interest expense on financial liabilities measured at amortised cost	(68)	(47)
Interest income on derivatives designated as a fair value hedge of financial liabilities	1	2
Unwind of discount on provisions	(7)	(6)
Interest capitalised	25	30

Total finance expense (net)	(49)	(21)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the three month period ended 30 June 2019 was 3.8% (three month period ended 30 June 2018: 4.0%).

Notes (forming part of the condensed consolidated interim financial statements)

8	Allowances for trade and other receivables

(£ millions)	Three months ended	Year ended	Three months ended
	30 June 2019	31 March 2019	30 June 2018
At beginning of period/year	12	50	50
Charged during the period/year	1	4	1
Receivables written off as uncollectable during the period/year	—	(41)	(1)
Unused amounts reversed during the period/year	—	2	—
Foreign currency translation	—	(3)	(3)

At end of period/year	13	12	47

9	Other financial assets

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018
Non-current
Warranty reimbursement and other receivables	112	104	113
Restricted cash held as security	7	6	5
Derivative financial instruments	95	54	177
Other	7	6	7

Total other non-current financial assets	221	170	302

Current
Warranty reimbursement and other receivables	97	88	87
Restricted cash	3	11	4
Derivative financial instruments	158	133	261
Accrued income	63	44	38
Other	40	38	59

Total other current financial assets	361	314	449

10	Inventories

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018
Raw materials and consumables	129	130	122
Work-in-progress	383	369	348
Finished goods	3,267	3,117	3,613
Inventory basis adjustment	(23)	(8)	(31)

Total inventories	3,756	3,608	4,052

11	Other assets

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018
Non-current
Prepaid expenses	4	83	83
Other	29	—	30

Total non-current other assets	33	83	113

Current
Recoverable VAT	299	301	392
Prepaid expenses	211	156	182
Research and development credit	113	113	114

Total current other assets	623	570	688

Notes (forming part of the condensed consolidated interim financial statements)

12	Taxation

Recognised in the income statement

Income tax for the three month periods ended 30 June 2019 and 30 June 2018 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

13	Capital expenditure

Capital expenditure in the three month period was £342 million (three month period to 30 June 2018: £327 million) on property, plant and equipment and £397 million (three month period to 30 June 2018: £439 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no material disposals or changes in the use of assets.

14	Other financial liabilities

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018
Current
Lease obligations	71	3	3
Interest accrued	60	33	51
Derivative financial instruments	520	523	681
Liability for vehicles sold under a repurchase arrangement	504	469	517
Other	8	14	—

Total current other financial liabilities	1,163	1,042	1,252

Non-current
Lease obligations	502	28	16
Derivative financial instruments	244	281	335
Other	1	1	8

Total non-current other financial liabilities	747	310	359

15	Provisions

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018 restated*
Current
Product warranty	763	694	622
Legal and product liability	152	154	126
Provision for residual risk	10	9	7
Provision for environmental liability	13	14	11
Other employee benefits obligations	27	13	—
Restructuring	25	104	—

Total current provisions	990	988	766

Non-current
Product warranty	1,091	1,048	977
Legal and product liability	51	43	15
Provision for residual risk	39	31	32
Provision for environmental liability	16	15	16
Other employee benefits obligations	9	3	7

Total non-current provisions	1,206	1,140	1,047

*	See note 2 for details of the restatement due to changes in accounting policies

Notes (forming part of the condensed consolidated interim financial statements)

15	Provisions (continued)

(£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2019	1,742	197	40	29	16	104	2,128
Provision made during the period	343	29	14	4	20	6	416
Provision used during the period	(238)	(12)	(1)	(3)	—	(85)	(339)
Unused amounts reversed in the period	—	(12)	(6)	(1)	—	—	(19)
Impact of discounting	7	—	—	—	—	—	7
Foreign currency translation	—	1	2	—	—	—	3

Balance at 30 June 2019	1,854	203	49	29	36	25	2,196

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees.

Restructuring provision

This provision relates to amounts payable to employees under the Group restructuring programme that was announced and commenced during the year ended 31 March 2019.

Notes (forming part of the condensed consolidated interim financial statements)

16	Other liabilities

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018 restated*
Current
Liabilities for advances received	53	86	37
Ongoing service obligations	313	301	279
VAT	113	199	132
Other taxes payable	105	53	99
Other	27	25	32

Total current other liabilities	611	664	579

Non-current
Ongoing service obligations	497	504	456
Other	13	17	14

Total non-current other liabilities	510	521	470

*	See note 2 for details of the restatement due to changes in accounting policies

17	Interest bearing loans and borrowings

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018
Short-term borrowings
Bank loans	—	114	200
Current portion of long-term EURO MTF listed debt	788	767	533

Total short-term borrowings	788	881	733

Long-term borrowings
EURO MTF listed debt	2,930	2,844	3,162
Bank loans	777	755	—

Total long-term borrowings	3,707	3,599	3,162

Lease obligations	573	31	19

Total debt	5,068	4,511	3,914

Undrawn facilities

As at 30 June 2019, the Group has a fully undrawn revolving credit facility of £1,935 million (31 March 2019: £1,935 million, 30 June 2018: £1,935 million). This facility is available in full until 2022.

18	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2019.

The tables on the following page show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 June 2019		31 March 2019		30 June 2018
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Short-term deposits and other investments	885	885	1,028	1,028	1,498	1,498
Other financial assets - current	361	361	314	314	449	449
Other financial assets - non- current	221	221	170	170	302	302

Total financial assets	1,467	1,467	1,512	1,512	2,249	2,249

Short-term borrowings	788	788	881	877	733	736
Long-term borrowings	3,707	3,411	3,599	3,245	3,162	3,138
Other financial liabilities - current	1,163	1,163	1,042	1,042	1,252	1,252
Other financial liabilities - non-current	747	747	310	310	359	359

Total financial liabilities	6,405	6,109	5,832	5,474	5,506	5,485

Notes (forming part of the condensed consolidated interim financial statements)

19	Reserves

The movement in reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2019	(337)	(506)	(33)	5,181	4,305
Adjustment on initial application of IFRS 16 (net of tax)	—	—	—	(22)	(22)

Adjusted balance at 1 April 2019	(337)	(506)	(33)	5,159	4,283

Loss for the period	—	—	—	(403)	(403)
Remeasurement of defined benefit obligation	—	—	—	(44)	(44)
Loss on effective cash flow hedges	—	(283)	(4)	—	(287)
Gain on effective cash flow hedges of inventory	—	190	14	—	204
Income tax related to items recognised in other comprehensive income	—	15	(2)	7	20
Cash flow hedges reclassified to profit and loss	—	163	(1)	—	162
Income tax related to items reclassified to profit or loss	—	(31)	—	—	(31)
Amounts removed from hedge reserve and recognised in inventory	—	(31)	5	—	(26)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	6	(1)	—	5
Currency translation differences	27	—	—	—	27

Balance at 30 June 2019	(310)	(477)	(22)	4,719	3,910

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2018	(333)	(281)	(46)	8,968	8,308
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax) restated*	—	(29)	2	(5)	(32)

Adjusted balance at 1 April 2018 restated*	(333)	(310)	(44)	8,963	8,276

Loss for the period	—	—	—	(211)	(211)
Remeasurement of defined benefit obligation	—	—	—	305	305
Loss on effective cash flow hedges	—	(539)	—	—	(539)
Gain/(loss) on effective cash flow hedges of inventory	—	33	(14)	—	19
Income tax related to items recognised in other comprehensive income	—	96	3	(55)	44
Cash flow hedges reclassified to profit and loss	—	268	2	—	270
Income tax related to items reclassified to profit or loss	—	(51)	—	—	(51)
Amounts removed from hedge reserve and recognised in inventory	—	(51)	5	—	(46)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	10	(1)	—	9
Currency translation differences	12	—	—	—	12
Dividend	—	—	—	(225)	(225)

Balance at 30 June 2018 restated*	(321)	(544)	(49)	8,777	7,863

* See note 2 for details of the restatement due to changes in accounting policies

20	Dividends

During the three month periods ended 30 June 2019, no ordinary share dividends were proposed. During the three months ended 30 June 2018, an ordinary share dividend of £225 million was proposed and paid.

Notes (forming part of the condensed consolidated interim financial statements)

21	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

(£ millions)	Three months ended 30 June 2019	Year ended 31 March 2019	Three months ended 30 June 2018
Change in defined benefit obligation
Defined benefit obligation at beginning of the period/year	8,648	8,320	8,320
Current service cost	37	158	43
Past service cost	3	42	—
Interest expense	51	216	54
Actuarial losses/(gains) arising from:
- Changes in demographic assumptions	—	(49)	—
- Changes in financial assumptions	277	544	(383)
- Experience adjustments	—	32	—
Exchange differences on foreign schemes	1	—	1
Member contributions	—	2	1
Benefits paid	(147)	(617)	(220)

Defined benefit obligation at end of period/year	8,870	8,648	7,816

Change in present value of scheme assets
Fair value of schemes’ assets at beginning of the period/year	7,981	7,882	7,882
Interest income	48	208	52
Remeasurement gains/(losses) on the return of scheme assets, excluding amounts included in interest income	233	257	(78)
Administrative expenses	(4)	(13)	(2)
Exchange differences on foreign schemes	1	—	1
Employer contributions	54	262	71
Member contributions	—	2	1
Benefits paid	(147)	(617)	(220)

Fair value of scheme assets at end of period/year	8,166	7,981	7,707

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(8,870)	(8,648)	(7,816)
Fair value of schemes’ assets	8,166	7,981	7,707

Net liability	(704)	(667)	(109)

Non-current liabilities	(704)	(667)	(109)

The range of assumptions used in accounting for the pension plans in the periods is set out below:

	Three months ended 30 June 2019	Year ended 31 March 2019	Three months ended 30 June 2018
Discount rate	2.3%	2.4%	2.9%
Expected rate of increase in benefit revaluation of covered employees	2.5%	2.4%	2.3%
RPI Inflation rate	3.2%	3.2%	3.1%

Notes (forming part of the condensed consolidated interim financial statements)

21	Employee benefits (continued)

For the valuations at 30 June 2019 and 31 March 2019, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 112 per cent to 118 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 112 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and a scaling factor of 84 per cent has been used for female members.

There is an allowance for future improvements in line with the CMI (2018) projections and an allowance for long -term improvements of 1.25 per cent per annum.

For the valuations at 30 June 2018, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 113 per cent to 119 per cent for males and 102 per cent to 114 per cent for females have been used for the Jaguar Pension Plan, 108 per cent to 113 per cent for males and 102 per cent to 111 per cent for females for the Land Rover Pension Scheme, and 95 per cent for males and 85 per cent for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2017) projections with an allowance for long-term improvements of 1.25% per annum.

A past service cost of £3 million has been recognised in the three month period ended 30 June 2019 as part of the Group restructuring program that commenced in the year ended 31 March 2019.

A past service cost of £42 million was been recognised in the year ended 31 March 2019. This reflects a plan amendment for certain members as part of the Group restructuring programme and a past service cost following a High Court ruling in October 2018. As a result of the ruling, pension schemes are required to equalise male and female members’ benefits for the inequalities within guaranteed minimum pension earned between 17 May 1990 and 5 April 1997. The Group historically made no assumptions for guaranteed minimum pension and therefore has considered the change to be a plan amendment.

22	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £19 million (31 March 2019: £17 million, 30 June 2018: £17 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities of £46 million (31 March 2019: £41 million, 30 June 2018: £42 million). These mainly relate to tax audits and tax litigation claims.

Notes (forming part of the condensed consolidated interim financial statements)

22	Commitments and contingencies (continued)

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £1,164 million (31 March 2019: £1,054 million, 30 June 2018: £962 million) and £24 million (31 March 2019: £20 million, 30 June 2018: £16 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £393 million (31 March 2019: £222 million, 30 June 2018: £138 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (31 March 2019, 30 June 2018: £nil) and trade receivables with a carrying amount of £nil (31 March 2019: £114 million, 30 June 2018: £200 million) and property, plant and equipment with a carrying amount of £nil (31 March 2019, 30 June 2018: £nil) and restricted cash with a carrying amount of £nil (31 March 2019, 30 June 2018: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 30 June 2019. The outstanding commitment of CNY 625 million translates to £72 million at the 30 June 2019 exchange rate.

The Group’s share of capital commitments of its joint venture at 30 June 2019 is £100 million (31 March 2019: £151 million, 30 June 2018: £131 million) and contingent liabilities of its joint venture at 30 June 2019 is £nil (31 March 2019: £nil, 30 June 2018: £1 million).

23	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 June 2019	31 March 2019	30 June 2018 restated*
Short-term debt	859	884	736
Long-term debt	4,209	3,627	3,178

Total debt**	5,068	4,511	3,914

Equity attributable to shareholders	5,578	5,973	9,531

Total capital	10,646	10,484	13,445

*	See note 2 for details of the restatement due to changes in accounting policies
**	Total debt includes lease obligations of £573 million (31 March 2019: £31 million, 30 June 2018: £19 million).

Notes (forming part of the condensed consolidated interim financial statements)

24	Notes to the consolidated cash flow statement

Reconciliation of loss for the period to cash generated from operations

	Three months ended
(£ millions)	30 June 2019	30 June 2018
Cash flows generated from operating activities
Loss for the period	(402)	(210)
Adjustments for:
Depreciation and amortisation	463	549
Foreign exchange and fair value loss on loans	69	53
Income tax charge/(credit)	7	(54)
Finance expense (net)	49	21
Finance income	(14)	(10)
Foreign exchange gain on economic hedges of loans	(20)	(3)
Foreign exchange (gain)/loss on derivatives	(11)	10
Foreign exchange gain on short term deposits and other investments	(52)	(49)
Foreign exchange gain on cash and cash equivalents	(39)	(14)
Unrealised loss/(gain) on commodities	26	(1)
Loss on matured revenue hedges	33	—
Share of loss/(profit) from equity accounted investments	28	(30)
Fair value loss/(gain) on equity investment	6	(1)
Exceptional items	12	—
Other non-cash adjustments	(1)	1

Cash flows generated from operating activities before changes in assets and liabilities	154	262

Trade receivables	544	430
Other financial assets	(39)	38
Other current assets	(57)	(56)
Inventories	(162)	(314)
Other non-current assets	(32)	(11)
Accounts payable	(464)	(1,088)
Other current liabilities	(54)	23
Other financial liabilities	26	32
Other non-current liabilities and retirement benefit obligations	(17)	(23)
Provisions	51	9

Cash used in operations	(50)	(698)

Notes (forming part of the condensed consolidated interim financial statements)

24	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Lease obligations	Total
Balance at 1 April 2018	652	3,060	19	3,731
Proceeds from issue of financing	197	—	—	197
Repayment of financing	(163)	—	(1)	(164)
Foreign exchange	46	9	—	55
Interest accrued	—	—	1	1
Fee amortisation	1	1	—	2
Long-term borrowings revaluation in hedge reserve	—	84	—	84
Fair value adjustment on loans	—	8	—	8

Balance at 30 June 2018	733	3,162	19	3,914

Balance at 1 April 2019	881	3,599	31	4,511
Adjustment on initial application of IFRS 16	—	—	499	499
Issue of new leases	—	—	48	48
Interest accretion	—	—	11	11
Repayment of financing	(114)	—	(23)	(137)
Foreign exchange	21	63	7	91
Fee amortisation	—	2	—	2
Bond revaluation in hedge reserve	—	21	—	21
Fair value adjustment on loans	—	22	—	22

Balance at 30 June 2019	788	3,707	573	5,068

Notes (forming part of the condensed consolidated interim financial statements)

25	Related party transactions

Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.

Three months ended 30 June 2019 (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With associates of the Group	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	61	1	—	11
Purchase of goods	—	—	—	24
Services received	—	36	1	18
Services rendered	10	—	—	—
Trade and other receivables	52	1	—	18
Accounts payable	—	11	1	28

Three months ended 30 June 2018 (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With associates of the Group	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	144	1	—	21
Purchase of goods	—	—	—	49
Services received	—	102	1	32
Services rendered	31	—	—	—
Trade and other receivables	86	2	—	34
Accounts payable	—	38	—	61
Interest paid	—	—	—	1
Dividend received	22	—	—	—
Dividend paid	—	—	—	225

Compensation of key management personnel

Three months ended 30 June (£ millions)	2019	2018
Key management personnel remuneration	6	3